FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Ultomiris recommended in EU for children with PNH

26 July 2021 07:00 BST

Ultomiris recommended for approval in the EU by CHMP for
children and adolescents with paroxysmal nocturnal haemoglobinuria

Opinion based on results from Ultomiris Phase III trial that showed an established efficacy and safety profile with reduced treatment burden for children with PNH and their families

Alexion's Ultomiris (ravulizumab) has been recommended for marketing authorisation in the European Union (EU) for expanded use to include children and adolescents with paroxysmal nocturnal haemoglobinuria (PNH).

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on interim results from the Phase III clinical trial in children and adolescents with PNH, which were recently presented during the European Hematology Association 2021 Virtual Congress.

This trial demonstrated that Ultomiris was effective in achieving complete C5 complement inhibition through 26 weeks for the treatment of children and adolescents up to 18 years of age with PNH. Additionally, Ultomiris had no reported treatment-related severe adverse events, and no patients discontinued treatment during the primary evaluation period or experienced breakthrough haemolysis, which can lead to disabling or potentially fatal blood clots.1

The efficacy and safety of Ultomiris in children and adolescents is consistent with the established profile of Ultomiris in clinical trials involving adults with PNH and is representative of the broad PNH patient population seen in the real-world clinical setting.2,3

PNH is an ultra-rare and severe blood disorder characterised by the destruction of red blood cells that can cause a wide range of debilitating symptoms and complications, including thrombosis (blood clots), which can occur throughout the body, and result in organ damage and potentially premature death.1,4-6

Austin Kulasekararaj, MD, King's College Hospital, London, United Kingdom, said: "PNH can have a significant and devastating impact on a child's quality of life, and it can be overwhelming for families to manage their disease. The potential approval of Ultomiris, which offers the efficacy and safety already established with Soliris (eculizumab) and requires fewer treatments each year, would have a meaningful impact for children with PNH and their families."

Marc Dunoyer, incoming Chief Executive Officer, Alexion, said: "This recommendation shows that Ultomiris - which has become the standard of care for the treatment of adults with PNH - has the potential to transform the lives of children and adolescents in Europe suffering from this devastating rare disease. As we listen to the patient community and understand the challenges of living with a rare disease, we recognize the importance of continuing to deliver options and formulations that enhance patient care and disease management."

The CHMP recommended the expanded use of Ultomiris to include children (with a body weight of 10 kg or above) and adolescents with PNH who experience haemolysis with clinical symptom(s) indicative of high disease activity, as well as for individuals who are clinically stable after having been treated with Soliris for at least the past six months.

Ultomiris was first approved in the EU in 2019 for the treatment of adults with PNH and is also approved in the EU for the treatment of adults and children with atypical haemolytic uraemic syndrome (aHUS). In June 2021, the US Food and Drug Administration approved the expanded use of Ultomiris to include children (one month of age and older) and adolescents with PNH, the first and only treatment for this age group in the US.

PNH
Paroxysmal nocturnal haemoglobinuria (PNH) is a serious ultra-rare blood disorder with devastating consequences. It is characterised by the destruction of red blood cells, which is also referred to as haemolysis. PNH occurs when the complement system - a part of the body's immune system - over-responds, leading the body to attack its own red blood cells. PNH often goes unrecognised, with delays in diagnosis from one to more than five years. Patients with PNH may experience a range of symptoms, such as fatigue, difficulty swallowing, shortness of breath, abdominal pain, erectile dysfunction, dark-coloured urine and anaemia. The most devastating consequence of chronic haemolysis is the formation of blood clots, which can occur in blood vessels throughout the body, damage vital organs, and potentially lead to premature death. The prognosis of PNH can be poor in many cases, so a timely and accurate diagnosis - in addition to appropriate treatment - is critical to improving patient outcomes.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, offers immediate, complete, and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks or, for paediatric patients less than 20 kg, every four weeks, following a loading dose. Ultomiris is approved in the US for the treatment of adults and children (one month of age and older) with PNH, as well as in the EU and Japan as a treatment for adults with PNH. It is also approved in the US for aHUS to inhibit complement-mediated thrombotic microangiopathy in adult and paediatric (one month of age and older) patients, in the EU for the treatment of adults and children with a body weight of at least 10 kg with aHUS, as well as in Japan for adults and children with aHUS.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology, and acute care. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Brodsky RA. Paroxysmal nocturnal hemoglobinuria. Blood. 2014;124(18):2804-2811.
2.   Brodsky RA. Blood. 2008 Feb 15;111(4):1840-7.
3.   Hillmen P. N Engl J Med 2006 Sep 21;355(12):1233-43.
4.   Griffin M, Hillmen P, Munir T, et al. Significant hemolysis is not required for thrombosis in paroxysmal nocturnal hemoglobinuria. Haematologica. 2019;104(3):e94-e96.
5.   Holguin MH, Fredrick LR, Bernshaw NJ, Wilcox LA, Parker CJ. Isolation and characterization of a membrane protein from normal human erythrocytes that inhibits reactive lysis of the erythrocytes of paroxysmal nocturnal hemoglobinuria. The Journal of clinical investigation. 1989;84(1):7-17.
6.   Jang JH, Kim JS, Yoon SS, et al. Predictive factors of mortality in population of patients with paroxysmal nocturnal hemoglobinuria (PNH): results from a Korean PNH registry. J Korean Med Sci. 2016;31(2):214-221.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary